UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village

Xushuang Road, Songzhuang Town

Tongzhou District. Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Unaudited Results of Operations

Furnished herewith on behalf of the Company are the following:

(a)	Financial Results Overview

(b)	Unaudited Financial Statements:

-	Condensed Statements of Operations and Comprehensive Income (Loss) (Unaudited) for the Six Months Ended March 31, 2024 and 2025

-	Condensed Consolidated Balance Sheets as of September 30, 2024 and March 31, 2025 (Unaudited)

-	Condensed Consolidated Statements of Shareholders’ Deficit (Unaudited) for the Six Months Ended March 31, 2024 and 2025

-	Condensed Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended March 31, 2024 and 2025

-	Notes to Condensed Consolidated Financial Statements (Unaudited)

Origin Agritech Limited has issued its unaudited financial results for the six months ended March 31, 2025. See the attached Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Weibin Yan
Name:	Mr. Weibin Yan
Title:	Chief Executive Officer

Dated: June 26, 2025

Exhibit Index

The following exhibits are filed as part of this Form 6-K

Exhibit No.	Description of Exhibit

99.1	Unaudited Financial Results for the six months ended March 31, 2025